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# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
## Washington, D.C. 20549

# *FORM 6-K*

*Report of Foreign Private Issuer*
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of **December 2007**

Commission File Number: **0-30150**



**Buffalo Gold Ltd.**
----------------------------------------------------
(Translation of registrant's name into English)

**24th Floor - 1111 W. Georgia Street, Vancouver, B.C. V6E 4M3**
-------------------------------------------------------------------------------------------------
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ **X** ]        Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

**Note:** Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

**Note:** Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]                                                    No [**X**]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

Documents Included as Part of this Report

| <u>Exhibit No.</u> | <u>Document</u> |
|---|---|
| 1 | News Release dated December 4, 2007 |
| 2 | Material Change Report dated December 7, 2007 |

## *Signatures*

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**BUFFALO GOLD LTD**.

Date:  December 7, 2007

By:  *Damien Reynolds*
----------------------------------------
Name: **Damien Reynolds,**
Title: **Chairman of the Board**



**24<sup>TH</sup> Floor - 1111 W. Georgia St.**
**Vancouver, BC, Canada V6E 4M3**
**Phone: 604.685.5492**
**Fax: 604.685.2536**
**www.buffalogold.ca**

*Trading Symbol***:**
TSXV  – BUF.U
OTC\BB – BYBUF
FWB  – B4K

## BUFFALO ARRANGES NON-BROKERED PRIVATE PLACEMENT

**Vancouver, B.C., December 4, 2007 – Buffalo Gold Ltd. (TSX-V: BUF.U; OTC-BB: BYBUF; FWB: B4K)** is pleased to report that it has arranged a non-brokered private placement of 18,888,890 units at a price of $0.45 per unit to generate gross proceeds of $8,500,000 that will be used to fund its ongoing exploration work and for working capital.  Each unit will consist of one share and one half share purchase warrant, every whole warrant entitling the purchase of one additional share of **Buffalo** $0.75 per share for a period of two years from the closing date.

A finder's fee and broker's warrants will be payable in respect of a portion of the placement.  This placement is subject to regulatory approval.

Buffalo also reports that it has, subject to regulatory approval, granted incentive stock options entitling the purchase of up to 3,350,000 shares at a price of $0.53 per share until December 4, 2012.

To find out more about Buffalo Gold Ltd. (TSX-V: BUF.U), please visit the company website at www.buffalogold.ca.

On behalf of the Board of Directors of
BUFFALO GOLD LTD.

  "*Brian R. McEwen*"

Brian R. McEwen,
President and Chief Executive Officer

For further information please contact:
Julie Hajduk, Investor Relations
E-mail: julie@buffalogold.ca
Phone: 604.685.5492 or Tollfree 1.888.685.5492

**Form 51-102F3**

**MATERIAL CHANGE REPORT**

**Item 1**     **Name and Address of Company**

**Buffalo Gold Ltd.** ("Buffalo" or the "Company")
24<sup>th</sup> Floor, 1111 West Georgia Street
Vancouver, BC  V6E 4M3

**Item 2**     **Date of Material Change**

December 4, 2007

**Item 3**     **News Release**

A press release was issued on December 4, 2007, at Vancouver, B.C.

**Item 4**     **Summary of Material Change**

1.  Buffalo arranged a non-brokered private placement of 18,888,890 units at a price of $0.45 per unit to generate gross proceeds of $8,500,000.

2.  Buffalo granted incentive stock options entitling the purchase of up to 3,350,000 shares at a price of $0.53 per share.

**Item 5**     **Full Description of Material Change**

Buffalo arranged a non-brokered private placement of 18,888,890 units at a price of $0.45 per unit to generate gross proceeds of $8,500,000 that will be used to fund its ongoing exploration work and for working capital.  Each unit will consist of one share and one half share purchase warrant, every whole warrant entitling the purchase of one additional share of **Buffalo** $0.75 per share for a period of two years from the closing date.

A finder's fee and broker's warrants will be payable in respect of a portion of the placement.  This placement is subject to regulatory approval.

Buffalo also reports that it has, subject to regulatory approval, granted incentive stock options entitling the purchase of up to 3,350,000 shares at a price of $0.53 per share until December 4, 2012.

To find out more about Buffalo Gold Ltd. (TSX-V: BUF.U), please visit the company website at www.buffalogold.ca.

**Item 6**     **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable.

**Item 7**     **Omitted Information**

Not applicable.

**Item 8**     **Executive Officer**

**Damien Reynolds**, Chairman of the Board at (604) 685-5492.

**Item 9**     **Date of Report**

December 7, 2007

**BUFFALO GOLD LTD.**

Per: "*Damien Reynolds*"

_____
**Damien Reynolds,**
Chairman of the Board of Directors